Exhibit 99.2

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
JUNE 30, 2022 AND 2021

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of June 30,		As of December 31,
	Note	2022		2021
		US$	RMB	RMB
		Unaudited		Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	9,230	61,824	157,399
Restricted cash	4	347	2,321	1,823
Short term investments, available for sale	5	2,763	18,509	15,764
Short term investments, held to maturity	5	8,958	60,000	2,000
Accounts receivable, net	6	2,529	16,939	25,602
Amounts due from related parties	16	453	3,037	3,103
Prepaid and other current assets, net	7	16,442	110,127	109,890
Assets classified as held for sale	17	21,939	146,951	132,724
Total current assets		62,661	419,708	448,305
Non-current assets:
Property and equipment, net		14,664	98,218	101,915
Intangible assets, net		4,478	29,993	29,986
Goodwill		3,271	21,907	21,907
Deferred tax assets, net		—	—	31
Operating lease right-of-use asset	14	31,240	209,246	220,404
Finance lease right-of-use asset	14	739	4,950	5,250
Other non-current assets, net	8	19,385	129,845	142,364
Total non-current assets		73,777	494,159	521,857

Total assets		136,438	913,867	970,162

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,		As of December 31,
	Note	2022	2022	2021
		US$	RMB	RMB
		Unaudited		Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowing (including consolidated VIE amount without recourse to the Company of RMB 29,070 and RMB 10,000 as of June 30, 2022 and December 31, 2021, respectively)	9	4,340	29,070	10,103
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 37,421 and RMB 89,633 as of June 30, 2022 and December 31, 2021, respectively)	3(b)	5,787	38,757	95,036
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 11,060 and RMB 11,321 as of June 30, 2022 and December 31, 2021, respectively)		4,140	27,730	29,466
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 204,760 and RMB 187,138 as of June 30, 2022 and December 31, 2021, respectively)	10	34,220	229,209	216,399
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 152,161 and RMB 113,879 as of June 30, 2022 and December 31, 2021, respectively)		23,270	155,864	116,341
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 5,069 and RMB 3,793 as of June 30, 2022 and December 31, 2021, respectively)	16	767	5,135	3,793
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB 20,041 and RMB 21,339 as of June 30, 2022 and December 31, 2021, respectively)	14	7,293	48,846	48,923
Liabilities classified as held for sale (including consolidated VIE amount without recourse to the Company of RMB 78,857 and RMB 83,161 as of June 30, 2022 and December 31, 2021, respectively)	17	11,773	78,857	83,161
Total current liabilities		91,590	613,468	603,222

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,		As of December 31,
	Note	2022	2022	2021
		US$	RMB	RMB
		Unaudited		Note 3(a)
Non-current liabilities:
Deferred tax liabilities (including consolidated VIE amount without recourse to the Company of RMB 8,119 and RMB nil as of June 30, 2022 and December 31, 2021, respectively)		1,455	9,748	—
Other non-current liabilities (including consolidated VIE amount without recourse to the Company of RMB 20 and RMB 95 as of June 30, 2022 and December 31, 2021, respectively)		3	20	96
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB 29,553 and RMB 21,475 as of June 30, 2022 and December 31, 2021, respectively)	12	4,412	29,553	21,475
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB 73,462 and RMB 74,883 as of June 30, 2022 and December 31, 2021, respectively)	14	29,544	197,889	198,687
Total non-current liabilities		35,414	237,210	220,258

Total liabilities		127,004	850,678	823,480

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of June 30, 2022 and December 31, 2021)		—	—	—
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized; 47,398,276 and 41,973,276 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)		135	902	795
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)		13	90	90
Additional paid-in capital		530,449	3,553,000	3,545,955
Statutory reserve		573	3,837	3,837
Accumulated deficit		(523,251)	(3,504,789)	(3,415,771)
Accumulated other comprehensive income		1,498	10,035	11,291
Total Ambow Education Holding Ltd.’s equity		9,417	63,075	146,197
Non-controlling interests		17	114	485
Total equity		9,434	63,189	146,682
Total liabilities and equity		136,438	913,867	970,162

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,			For the three months ended June 30,
	Note	2022	2022	2021	2022	2022	2021
		US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services		29,697	198,912	301,104	15,732	105,373	171,590
Intelligent program and services		766	5,131	752	680	4,555	661
Total net revenues		30,463	204,043	301,856	16,412	109,928	172,251
COST OF REVENUES
Educational program and services		(18,571)	(124,389)	(179,375)	(9,222)	(61,767)	(95,536)
Intelligent program and services		(521)	(3,489)	(1,930)	(461)	(3,088)	(786)
Total cost of revenues		(19,092)	(127,878)	(181,305)	(9,683)	(64,855)	(96,322)

GROSS PROFIT		11,371	76,165	120,551	6,729	45,073	75,929
Operating expenses:
Selling and marketing		(2,576)	(17,253)	(24,422)	(1,121)	(7,511)	(13,422)
General and administrative		(13,443)	(90,043)	(85,357)	(8,413)	(56,349)	(38,412)
Research and development		(986)	(6,603)	(5,602)	(463)	(3,101)	(3,757)
Total operating expenses		(17,005)	(113,899)	(115,381)	(9,997)	(66,961)	(55,591)

OPERATING (LOSS) INCOME		(5,634)	(37,734)	5,170	(3,268)	(21,888)	20,338

OTHER INCOME (EXPENSES)
Interest income, net		534	3,574	4,008	258	1,726	1,948
Foreign exchange (loss) gain, net		(6)	(39)	203	6	43	(12)
Other income (expense), net		163	1,094	(1,180)	118	793	(240)
Gain from deregistration of subsidiaries	19	44	295	1,325	14	91	1,181
Loss on disposal of subsidiaries	18	(168)	(1,124)	—	(168)	(1,124)	—
Gain on sale of investment available for sale		119	799	1,221	119	799	474

Total other income		686	4,599	5,577	347	2,328	3,351

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST		(4,948)	(33,135)	10,747	(2,921)	(19,560)	23,689
Income tax expense	12	(8,517)	(57,050)	(3,155)	(7,876)	(52,756)	(1,526)

NET (LOSS) INCOME		(13,465)	(90,185)	7,592	(10,797)	(72,316)	22,163
Less: Net loss attributable to non-controlling interest		(174)	(1,167)	(519)	(130)	(868)	(277)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(13,291)	(89,018)	8,111	(10,667)	(71,448)	22,440

NET (LOSS) INCOME		(13,465)	(90,185)	7,592	(10,797)	(72,316)	22,163

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments		(161)	(1,079)	(417)	(87)	(584)	(532)
Unrealized gains on short-term investments
Unrealized holding gains arising during period		74	497	1,075	33	224	493
Less: reclassification adjustment for gains included in net income		101	674	852	101	674	308
Other comprehensive loss		(188)	(1,256)	(194)	(155)	(1,034)	(347)
TOTAL COMPREHENSIVE (LOSS) INCOME		(13,653)	(91,441)	7,398	(10,952)	(73,350)	21,816

Net (loss) income per share - basic and diluted	13	(0.28)	(1.90)	0.17	(0.23)	(1.53)	0.48

Weighted average shares used in calculating basic and diluted net (loss) income per share	13	46,756,368	46,756,368	46,642,280	46,825,968	46,825,968	46,648,495

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
									Accumulated
		Class A Ordinary		Class C Ordinary		Additional			other	Non-
		shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022		41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682
Share-based compensation	11	—	—	—	—	214	—	—	—	—	214
Issuance of ordinary shares for restricted stock award	11	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(495)	—	(495)
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	273	—	273
Capital injection from non-controlling shareholders		—	—	—	—	—	—	—	—	101	101
Net loss		—	—	—	—	—	—	(17,570)	—	(299)	(17,869)
Balance as of March 31, 2022		41,985,776	795	4,708,415	90	3,546,169	3,837	(3,433,341)	11,069	287	128,906
Share-based compensation	11	—	—	—	—	226	—	—	—	—	226
Issuance of ordinary shares for restricted stock award	11	5,412,500	107	—	—	6,605	—	—	—	—	6,712
Foreign currency translation adjustment		—	—	—	—	—	—	—	(584)	—	(584)
Reversal of unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	(450)	—	(450)
Disposal of subsidiaries	18	—	—	—	—	—	—	—	—	645	645
Capital injection from non-controlling shareholders		—	—	—	—	—	—	—	—	50	50
Net loss		—	—	—	—	—	—	(71,448)	—	(868)	(72,316)
Balance as of June 30, 2022		47,398,276	902	4,708,415	90	3,553,000	3,837	(3,504,789)	10,035	114	63,189

Balance as of January 1, 2021		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	11	—	—	—	—	219	—	—	—	—	219
Issuance of ordinary shares for restricted stock award	11	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	115	—	115
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	38	—	38
Net loss		—	—	—	—	—	—	(14,329)	—	(242)	(14,571)
Balance as of March 31, 2021		41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955
Share-based compensation	11	—	—	—	—	220	—	—	—	—	220
Issuance of ordinary shares for restricted stock award	11	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(532)	—	(532)
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	185	—	185
Net income/(loss)		—	—	—	—	—	—	22,440	—	(277)	22,163
Balance as of June 30, 2021		41,948,276	794	4,708,415	90	3,545,512	4,210	(3,411,035)	11,907	(2,487)	148,991

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2022	2022	2021
	US$	RMB	RMB
Cash flows from operating activities
Net cash used in operating activities	(5,673)	(38,010)	(19,339)
Cash flows from investing activities
Purchase of available-for-sale investments	(10,451)	(70,000)	(68,000)
Redemption of available-for-sale investments	8,510	57,000	100,500
Purchase of held-to-maturity investments	(17,916)	(120,000)	(121,000)
Maturity of held-to-maturity investments	9,256	62,000	164,000
Purchase of property and equipment	(162)	(1,087)	(990)
Prepayment for leasehold improvement	(215)	(1,442)	(4,353)
Purchase of intangible assets	—	—	(306)
Proceed from disposal of subsidiaries, net of cash balance at disposed entities	(104)	(696)	(12)
Net cash (used in)/provided by investing activities	(11,082)	(74,225)	69,839
Cash flows from financing activities
Proceeds from minority shareholder capital injection	23	151	—
Proceeds from short-term borrowing	2,847	19,070	—
Proceeds from borrowing from related parties	180	1,203	—
Repayments of borrowing from third party	(514)	(3,442)	—
Net cash provided by financing activities	2,536	16,982	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(78)	(520)	(71)

Net change in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(14,297)	(95,773)	50,429

Less: Net change in cash, cash equivalents and restricted cash included in assets held for sale	(104)	(696)	—

Net change in cash, cash equivalents and restricted cash	(14,193)	(95,077)	50,429
Cash, cash equivalents and restricted cash at beginning of periods	23,770	159,222	119,645

Cash, cash equivalents and restricted cash at end of periods	9,577	64,145	170,074
Supplemental disclosure of cash flow information
Income tax paid	(4)	(28)	(1,249)
Interest paid	(79)	(531)	(220)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	69	463	1,041
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	146	975	2,378
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	44	297	13,175

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.	Background

The accompanying condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereafter refer as the “Company”), its subsidiaries, variable interest entities (“VIEs”) with which the Company or its subsidiaries have maintained contractual arrangements, and their subsidiaries. The Company or its subsidiaries are the primary beneficiaries of the VIEs. The Company, its subsidiaries and the VIEs are hereinafter collectively referred to as the “Group”.

To comply with The Implementing Rules for the Law for Promoting Private Education of the PRC (the “2021 Implementing Rules”), Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”), one of the consolidated VIEs, planned to sell the Shuyang Galaxy School (“Shuyang K-12”) and the business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively, the “K-9 Business”). Ambow Shida has identified a third party buyer and entered into a definitive sales agreement with such third party buyer. This agreement is currently under registration process. The sale of the K-9 Business is expected to be completed by December 31, 2022. Ambow Shida would act on behalf of the buyer for the K-9 business operation and management under the authorization of the buyer temporarily, till the registration process is completed. See Note 17-Assets and Liabilities Classified as Held for Sale for further detail.

In the six months ended June 30, 2022, the Group completed disposal and deregistration procedures of certain subsidiaries in China.

2. LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2022, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 193,760. With certain non-cash payment adjustments excluded, there would be a positive working capital balance. The Group’s consolidated net assets were RMB 63,189 as of June 30, 2022. The Group assesses that it could meet its obligations for the next 12 months from the issuance date of the condensed consolidated financial statements.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash used in operating activities of RMB 38,010 and RMB 19,339 for the six months ended June 30, 2022 and 2021, respectively. The increase of cash outflow in operating activities was mainly caused by less tuition received at tutoring business due to the regulatory changes since August 2021. As of June 30, 2022, the Group had RMB 61,824 in unrestricted cash and cash equivalents, RMB 18,509 in short term investments available for sale, and RMB 60,000 in short term investments held to maturity.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenues and/or manage cost and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, short term investments available for sale and short term investments held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The accompanying condensed consolidated financial statements of the Group have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2021 Annual Report filed with the SEC on May 2, 2022. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

All amounts in the accompanying condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.6981, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b.	Revenue recognition

The Group’s revenue is generated from delivering educational programs and services and intellectualized operational services.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the six and three months ended June 30, 2022 and 2021, respectively:

(RMB in thousands)	K‑12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues in the six months ended June 30, 2022	99,950	104,093	204,043
Net Revenues in the six months ended June 30, 2021	175,650	126,206	301,856
Net Revenues in the three months ended June 30, 2022	53,909	56,019	109,928
Net Revenues in the three months ended June 30, 2021	104,748	67,503	172,251

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. There was no contract assets as of June 30, 2022 and December 31, 2021.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the six months ended June 30, 2022 that was previously included in the deferred revenue balances as of December 31, 2021 was RMB 95,036.

The following table provides the deferred revenue balances by segments as of June 30, 2022 and December 31, 2021.

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
K-12 Schools	22,147	69,634
CP&CE Programs	16,610	25,402
Total	38,757	95,036

c.	Allowance for doubtful accounts

Management used an expected credit loss model under ASC 326 for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Cash and cash equivalents	61,824	157,399
Restricted cash	2,321	1,823
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	64,145	159,222

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are within one year with floating interest rates. They are classified as short term investments on the condensed consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Group has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the six months ended June 30, 2022 and 2021, respectively.

Available-for-sale investments

Investments other than held-to-maturity are classified as available-for-sale investments, which consist of various adjustable-income financial products purchased from Chinese commercial banks. All the available for sale investments did not have maturity date. They are classified as short-term investments on the condensed consolidated balance sheets as management intends to hold them for a period less than one year.

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of June 30, 2022. No OTTI loss was recognized for the six months ended June 30, 2022 and 2021, respectively.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of June 30, 2022 and December 31, 2021, are reflected in the tables below:

	As of June 30, 2022
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	60,000	—	60,000

Available-for-sale investments
Adjustable-rate financial products	18,000	509	18,509

	As of December 31, 2021
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	2,000	—	2,000

Available-for-sale investments
Adjustable-rate financial products	15,000	764	15,764

Interest income recognized on held-to-maturity investments for six months ended June 30, 2022 and 2021 were as follows:

	Six months ended June 30,
	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Interest income recognized on held-to-maturity investments	839	672

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Accounts receivable	36,616	37,008
Less: Allowance for doubtful accounts	(19,677)	(11,406)
Accounts receivable, net	16,939	25,602

Allowance for doubtful accounts of RMB 8,271 and RMB 2,002 was provided during the six months ended June 30, 2022 and 2021, respectively. Allowance for doubtful accounts in RMB nil and RMB 1,036 was written off during the six months ended June 30, 2022 and 2021, respectively.

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Prepaid input value-added tax	2,294	3,651
Staff advances	2,382	2,496
Rental deposits	1,946	1,289
Prepayments to suppliers	7,937	5,799
Loans to third parties (Note iii)	4,356	4,188
Others (Note iv)	6,482	7,737
Total before allowance for doubtful accounts	110,197	109,960
Less: allowance for doubtful accounts	(70)	(70)
Total	110,127	109,890

Allowance for doubtful accounts:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Balance at beginning of year/period	(70)	(70)
Addition (Note v)	—	(869)
Written off (Note v)	—	869
Balance at end of year/period	(70)	(70)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a VIE’s subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of June 30, 2022 and December 31, 2021, the payable balance to Zhenjiang Foreign Language School amounted to RMB 35,000 and RMB 35,000, respectively (see Note 10 -Accrued and Other Liabilities); therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) On March 30 and May 20, 2021, Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) and Ambow Education Inc. entered into loan agreements with Beijing Yisen Technology Service Co., Ltd. (“Yisen”) to lend cash in RMB 1,000 and US$ 500 to Yisen, respectively. The loans are interest free and with one-year terms. The loan agreements are without any requirements for collateral or pledge on the loans. No allowance upon such loans were provided during the six months ended June 30, 2022 and 2021, respectively.

(Note iv) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note v) Addition of allowance during the year of 2021 was mainly provided against third parties due to the remote recoverability, and was written off in the year after all collection efforts being exhausted and the potentials for recovery was remote. No allowance was provided and/or written off in the six months ended June 30, 2022.

8. OTHER NON-CURRENT ASSETS, NET

Other non-current assets consisted of the following:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Prepaid long-term deposit and loans to lock-up an equity interest investment (Note i)	106,277	103,009
Long-term receivables from Jinghan Taihe (Note ii)	—	13,723
Long-term restricted cash (Note iii)	17,791	18,950
Long-term lease deposits	2,772	3,087
Others	3,005	3,595
Total	129,845	142,364

(Note i) In April 2019, Ambow Shida entered into an agreement to lock-up a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. (“Ruiheng”) held by Beijing Dongyuanzhongheng Enterprise Management Co., Ltd. (“Dongyuan”) for six years, starting from May 1, 2019 till April 30, 2025. Ruiheng leases its land and buildings to Hebi Economic Development Zone Ambow Foreign Language School and Hebi Ambow Senior High School (collectively “Hebi Schools”) as campus and provides property operational services to Hebi Schools. Hebi Schools are located in Hebi, Henan Province in China, providing junior and senior high school full curriculum services respectively. Ambow Shida paid RMB 40,000 to Dongyuan as a deposit in April 2019 according to the agreement. As agreed by both parties, if Ambow Shida and Dongyuan reached for agreement to transfer the equity interest of Ruiheng at any time during the six years, the deposit in RMB 40,000 plus 10% annual interest accrued would not be returned but as part of the consideration for the transfer; or, Dongyuan will return the deposit to Ambow Shida with 10% annual interest within seven days upon the termination of the Agreement. Ambow Shida recognized RMB 40,000 as the principal and RMB 11,644 as interest receivable of the lock-up deposit as of June 30, 2022.

Ambow Shengying also entered into a series of loan agreements with Dongyuan in 2020 and 2021 with 5% annual interest rate. The total outstanding principles and interest receivable were RMB 49,600 and RMB 5,033 as of June 30, 2022, respectively. On April 8, 2020, the Group entered into an equity transfer intention agreement with Dongyuan to agree that the outstanding loans and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Ruiheng depending on both parties further agreement.

On September 30, 2021, Ambow Shida and Ambow Shengying went into a share pledge agreement with Dongyuan to put the 70.63% equity interest of Ruiheng held by Dongyuan as collaterals for the long-term deposit and loans and their interest receivables. No allowance upon such deposit, loans and interest receivable was provided in the six months ended June 30, 2022 and 2021, respectively.

(Note ii) As of December 31, 2021, the Group recognized long-term receivables due from Jinghan Taihe of RMB 13,723, including the present value of long-term receivable related to the acquisition of tutoring centers previously owned by Jinghan Taihe and accrued management fee income from Jinghan Taihe. Due to the termination of operation of Jinghan Tutoring Centers and the negative impact from the Opinions on Further Easing the Burden of Excessive Homework and after-school Tutoring for Students Undergoing Compulsory Education since August 2021, the Group estimated the collectability of the outstanding receivables was remote and provided full allowance on the long-term receivables during the six months ended June 30, 2022. See Note 10 (i)-Accrued and Other Liabilities for further information.

(Note iii) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S. and cash in special deposit accounts required by the Education Commission to prevent abusive use of educational funds in China.

9. SHORT-TERM BORROWING

The following table sets forth the loan agreements of short-term borrowings from banks:

			Amount	Annual	Repayment
Date	Borrower	Lender	(RMB)	Interest Rate	Due Date
December 10, 2021	Ambow Shida	Huaxia Bank	10,000	4.35%	December 10, 2022
January 7, 2022	Ambow Shida	Huaxia Bank	10,000	4.35%	January 6, 2023
March 11, 2022	Ambow Shida	Huaxia Bank	9,070	4.35%	January 15, 2023

In November 2021, the Group mortgaged its office property in Beijing, China to obtain a line of credit in RMB 30,000 from Bank of Huaxia with a three-year term from October 15, 2021 to October 15, 2024. The carrying amount of the office property was RMB 63,798 as of June 30, 2022. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. As of June 30, 22, the Group has received loans from Huaxia Bank in a total amount of RMB 29,070 for working capital purpose.

10. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Business tax, VAT and others	27,425	28,789
Payable balance with indemnity by Xihua Group (Note 7(i))	49,800	49,800
Payable to Zhenjiang Foreign Language School (Note 7(ii))	36,770	36,770
Accrued payroll and welfare	16,950	19,660
Payable to Jinghan Taihe (Note i)	25,441	25,441
Payable for purchase of equipment and services	3,693	7,872
Receipt in advance	3,531	3,556
Amounts due to students	11,900	13,632
Payable to K-9 buyer (Note ii)	48,561	21,301
Loan from third party	2,685	5,738
Others	2,453	3,840
Total	229,209	216,399

(Note i) Due to the termination of operation of Jinghan Tutoring Centers in 2020, the Group reclassified deferred revenue of those tutoring centers to other liabilities in RMB 25,441 as of June 30, 2022 and December 31, 2021, respectively. The Group is negotiating with Jinghan Taihe on settlement of the outstanding payables as of the date of this report. See Note 8(ii)-Other Non-Current Assets, Net for further information.

(Note ii) Net assets of the K-9 Business by August 31, 2021 and its operating results from September 1, 2021 to June 30, 2022 were recorded as payable to K-9 buyer as of June 30, 2022. See Note 17-Assets and Liabilities Classified as Held for Sale for further details.

11. SHARE BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan”, which became effective upon the approval from the Board of Directors and shareholders. The plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 Class A ordinary shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Group through each vesting date. In the six months ended June 30, 2022 and 2021, 25,000 and 25,000 shares of restricted stock were vested respectively.

On May 27, 2022, the Board of Directors approved to grant 200,000 fully vested Class A ordinary shares of the restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved to grant 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

The Group recorded share-based compensation expenses of RMB 7,152 and RMB 439 in general and administrative expense for the restricted stock awards for the six months ended June 30, 2022 and 2021, respectively. The unrecognized share-based compensation expenses were amounting to RMB 367 as of June 30, 2022. The annual weighted average remaining contractual term of the unrecognized share-based compensation expenses was 0.20 as of June 30, 2022.

12. TAXATION

a.	Value added tax (“VAT”)

The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6%.

As of June 30, 2022, and December 31, 2021, the payable balances for VAT were RMB 2,392 and RMB 2,731, respectively.

b.	Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for the Group’s subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of June 30, 2022, and December 31, 2021, the payable balances for business tax were RMB 16,741 and RMB 17,299, respectively.

c.	Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

Hong Kong

Only one of the Company’s subsidiaries incorporated in Hong Kong is subject to a profit tax rate of 8.25% for the first HK$ 2,000 of assessable profits. Profits exceeding HK$ 2,000 and other subsidiaries in Hong Kong are subject to profit tax at a rate of 16.5%.

Taiwan

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

PRC and US

Significant components of the provision for income taxes on earnings for the six months ended June 30, 2022 and 2021 are as follows:

	Six months ended June 30,
	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Current:
PRC	47,497	1,872
U.S.	(223)	690
Deferred:
PRC	9,776	869
U.S.	—	(276)
Provision for income tax expenses	57,050	3,155

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementing rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises, except for certain entities that are entitled to tax holidays and exemptions.

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2022	2021
	%	%
	Unaudited	Unaudited
PRC statutory income tax rate	25%	25%
Impact of different tax rates in other jurisdictions	3%	(196)%
Tax effect of preferential tax rate for small enterprises	(3)%	15%
Tax effect of non-deductible expenses	(167)%	48%
Tax effect of non-taxable income	9%	(281)%
Tax effect of tax-exempt entities	(12)%	547%
Deferred tax effect of tax rate change	(17)%	54%
Changes in valuation allowance	(10)%	(183)%
Effective tax rate	(172)%	29%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Unrecognized tax benefits	29,553	21,475

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as non-current liability in the consolidated financial statements since December 31, 2021 due to the fact that the Group does not anticipate payments of cash within one year.

The Group recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. The Group has a liability for accrued interest of RMB nil as of June 30, 2022 and December 31, 2021, respectively.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of June 30, 2022, and December 31, 2021, there are RMB 29,553 and RMB 21,475 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2022.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

13. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	Six months ended June 30,
	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted net (loss) income per share	(89,018)	8,111
Denominator:
Denominator for basic and diluted net (loss) income per share weighted average ordinary shares outstanding	46,756,368	46,642,280

Basic and diluted net (loss) income per share	(1.90)	0.17

Due to the net loss for the six months ended June 30, 2022, approximately 20,833 restricted shares were excluded from the calculation of diluted net loss per share, because the effect would be anti-dilutive.

14. LEASES

The Group has operating leases for classrooms, dormitories, corporate offices and certain equipment; and finance lease for a teaching building used by Shenyang K-12 School. For the finance lease, all lease payments have been paid to the landlord from the commencement date of the lease.

The components of lease expense were as follows:

	Six Months ended June 30,
	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Operating and short-term lease expense	22,168	24,567

Finance lease expense	300	300

Supplemental cash flow information related to leases was as follows:

	Six Months ended June 30,
	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	13,661	19,615
Operating cash flows from finance lease	—	—

Supplemental balance sheet information related to leases was as follows:

	Six Months ended June 30,
	2022	2021
	Unaudited	Unaudited
Weighted-average Remaining Lease Term
Operating leases	6.62 Years	7.23 Years
Finance lease	8.18 Years	9.18 Years
Weighted-average Discount Rate
Operating leases	4.48%	4.50%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2022 and 2021, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2022 and 2021, respectively.

As of June 30, 2022, maturities of lease liabilities were as follows:

Amount
RMB
Unaudited
For the six months ending December 31, 2022 (remaining)	30,185
For the year ending December 31,
2023	42,376
2024	42,735
2025	42,394
2026	30,114
Thereafter	82,222
Total lease payments	270,026
Less: interest	23,291
Total	246,735
Less: current portion	48,846
Non-current portion	197,889

As of June 30, 2022, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases dormitories and offices to third parties under operating leases. Sublease income are recorded as a reduction of lease expense in the consolidated statements of operations.

For the six months ended June 30, 2022 and 2021, gross sublease income of the Group was RMB nil and RMB 42, respectively.

15. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. The Group has two reportable segments: 1) K-12 schools, 2) CP&CE Programs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), income (loss) before income tax and non-controlling interests and total assets as follows.

For the six months ended June 30, 2022 (Unaudited)

	K‑12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	99,950	104,093	204,043
Cost of revenues	(51,452)	(76,426)	(127,878)
GROSS PROFIT	48,498	27,667	76,165

OPERATING EXPENSES
Selling and marketing	—	(16,362)	(16,362)
General and administrative	(8,929)	(58,633)	(67,562)
Research and development	—	(3,540)	(3,540)
Unallocated corporate expenses	—	—	(26,435)
Total operating expenses	(8,929)	(78,535)	(113,899)

OPERATING INCOME (LOSS)	39,569	(50,868)	(37,734)

OTHER INCOME
Interest income (expense), net	950	(445)	505
Other (expense) income, net	(249)	5,682	5,433
Gain from deregistration of subsidiaries	—	295	295
Loss on disposal of subsidiaries	—	(1,124)	(1,124)
Gain on sale of investment available for sale	799	—	799
Unallocated corporate other loss	—	—	(1,309)
Total other income	1,500	4,408	4,599

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	41,069	(46,460)	(33,135)

Segment assets	261,560	319,869	581,429
Unallocated corporate assets	—	—	332,438
TOTAL ASSETS as of June 30, 2022	261,560	319,869	913,867

For the six months ended June 30, 2021 (Unaudited)

	K-12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	175,650	126,206	301,856
Cost of revenues	(97,886)	(83,419)	(181,305)
GROSS PROFIT	77,764	42,787	120,551

OPERATING EXPENSES
Selling and marketing	(1,163)	(22,098)	(23,261)
General and administrative	(22,371)	(38,131)	(60,502)
Research and development	(424)	(2,184)	(2,608)
Unallocated corporate expenses	—	—	(29,010)
Total operating expenses	(23,958)	(62,413)	(115,381)

OPERATING INCOME (LOSS)	53,806	(19,626)	5,170

OTHER INCOME
Interest income, net	725	602	1,327
Other expense, net	(36)	(1,439)	(1,475)
Gain from deregistration of subsidiaries	—	1,325	1,325
Gain on sale of investment available for sale	1,001	—	1,001
Unallocated corporate other income	—	—	3,399
Total other income	1,690	488	5,577

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	55,496	(19,138)	10,747

Segment assets	402,185	399,336	801,521
Unallocated corporate assets	—	—	207,451
TOTAL ASSETS as of June 30, 2021	402,185	399,336	1,008,972

The following table summarizes the net revenues by geographic areas for the three and six months ended June 30, 2022 and 2021, respectively.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues
PRC	77,803	141,066	141,000	234,927
U.S.	32,125	31,185	63,043	66,929
Total	109,928	172,251	204,043	301,856

Net revenues are attributed to areas based on the location where the service is performed to the customers. Other than in PRC and the United States, the Group does not conduct business in any other individual country.

The following table summarizes long-lived assets by geographic areas as of June 30, 2022 and December 31, 2021, respectively.

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Long-Lived Assets
PRC	211,379	222,396
U.S.	152,935	157,066
Total	364,314	379,462

Long-lived assets represent property and equipment, intangible assets, goodwill, operating and finance lease right-of-use assets for each geographic area.

16. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Six months ended June 30,
Transactions	2022	2021
	RMB	RMB
	Unaudited	Unaudited
Service purchased from Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Group	(1,560)	(1,279)
Service purchased from Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Group	(146)	(654)
Service purchased from Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Group	(132)	(132)
Borrowing from members of management team of the Group	1,203	—

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of		As of December 31,
Relationship	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	RMB	RMB	RMB	RMB
	Unaudited		Unaudited
Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	—	—	2,417	2,417
Members of management team of the Group	—	—	2,453	1,250
Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Group	774	774	—	—
Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Group	2,040	2,040	199	126
URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Group	201	201	—	—
Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Group	22	88	66	—
	3,037	3,103	5,135	3,793

17. ASSETS AND LIABILITIES HELD FOR SALE

As the transaction was not closed as of June 30, 2022 and December 31, 2021, respectively, and such business did not meet the definition of a “component” under US GAAP to be presented as discontinued operation, the Group recorded the assets and liabilities of K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of K-9 business classified as held for sale were presented separately in the asset and liability sections, respectively, of the condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021, respectively. The assets of the K-9 business used to be reported under the K-12 Schools segment prior to the signing of the sales agreement on August 31, 2021, and was reported under the unallocated cooperate assets as of June 30, 2022 and December 31, 2021, respectively. There is no gain or loss recognized from the transaction or held for sale reclassification during the year ended December 31, 2021 and six months ended June 30, 2022, and the difference between the consideration and the carrying amount of net assets held for sale as of the closing date would be recognized as gain or loss from disposal of subsidiaries. Pursuant to the definitive sales agreement between Ambow Shida and the buyer, the buyer shall bear and be entitled to the profit and loss generated after August 31, 2021 and before the completion of this transaction, including net revenues. As a result, no gain or loss related to the K-9 Business since September 2021 was recorded on the Group’s consolidated financial statements for the periods from September to December 2021 and the six months ended June 30, 2022.

The following table sets forth the assets and liabilities classified as held for sale, respectively.

	As of
	June 30, 2022	December 31, 2021
	RMB	RMB
	Unaudited
Assets classified as held for sale
Cash and cash equivalents	57,033	57,729
Short term investments, available for sale	10,032	—
Accounts receivable, net	2,105	990
Prepaid and other current assets, net	7,355	5,810
Property and equipment, net	47,995	46,252
Land use right, net	1,685	1,685
Intangible assets, net	16,443	16,455
Goodwill	3,803	3,803
Other non-current assets, net	500	—
Total Assets	146,951	132,724

Liabilities classified as held for sale
Deferred revenue	62,831	64,832
Accounts payable	801	1,117
Accrued and other liabilities	7,676	12,000
Income tax payable, current	2,972	643
Deferred tax liabilities, net	4,577	4,569
Total liabilities	78,857	83,161

18. DISPOSAL OF SUBSIDIARIES

In the six months ended June 30, 2022, the Group sold 70% ownership of OOOK Holding Co., Ltd. to a third party. The disposal was not a strategic shift of the business and would not have a major impact on Ambow’s business, therefore the disposals did not qualify as discontinued operations. The Group recognized loss from the disposal of subsidiaries in a collective amount of RMB 1,124 and RMB nil in the six months ended June 30, 2022 and 2021, respectively.

19. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In six months ended June 30, 2022 and 2021, several subsidiaries and schools of the consolidated VIEs were closed through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and schools had no business operations and were in accumulated deficit for years. As a result, the Group recognized gain from deregistration of those subsidiaries and schools in collective amounts of RMB 295 and RMB 1,325 in the six months ended June 30, 2022 and 2021, respectively.

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 30, 2022, the date of issuance of this condensed consolidated financial statements, and did not identify any events occurred that would require recognition or disclosure in the condensed consolidated financial statements other than following:

On September 13, 2022, the Company received a preliminary non-binding proposal letter (the “Proposal Letter”) from Clover Wealth Limited (“SPV”) to acquire all of the Company’s business assets in China for a consideration of approximately $10 million. The Company is currently carefully evaluating the proposal.